Exhibit (e)(5)
CLASS II EMPLOYEE EMPLOYMENT AGREEMENT
     This Employment Agreement (this “Agreement”) is made on February 19, 2008, to be effective on the Acceptance Date (as defined in the Agreement and Plan of Merger, dated as of the date hereof, by and among Phoenix Acquisition Corp., MEDRAD, Inc. and the Company (the “Agreement and Plan of Merger”)) (the “Effective Date”), between Possis Medical, Inc., a Minnesota corporation, (the “Company”), and Irving Colacci, an individual residing in the state of Minnesota (the “Employee”).
PREAMBLE
     The Company currently employs the Employee as its Vice President & General Counsel.
     Effective as of September 15, 1999, the Company created a change in control termination pay plan for the benefit of certain of its employees in the event of change of control (as amended, the “Change of Control Plan”), and the Employee is a participant in such plan.
     Pursuant to the Agreement and Plan of Merger Medrad proposes to form a subsidiary that would acquire substantially all of the Company’s capital stock through a tender offer, followed by a merger of such subsidiary with and into the Company, after which the Company would become a wholly-owned subsidiary of Medrad.
     The Company hereby acknowledges that, by virtue of Medrad’s acquiring more than 50% of the outstanding shares of the Company, a Change of Control (as defined in the Change of Control Plan) will have occurred on the Effective Date, and that the duties hereunder are a material diminution in Employee’s authority, duties and responsibilities that constitute “Good Reason” for Employee to cause “Termination of Employment” by Employee under the Change of Control Plan, but the Company desires to retain the future services of Employee and is willing to provide additional benefits in consideration therefor, subject to the terms and conditions of this Agreement. Therefore, in order for the Company to secure future services, help with integration of the two companies, and restrictive covenants (the “Future Services”) from the Employee, the Company and the Employee desire to set forth in this Agreement the terms and conditions by which the Company will secure such Future Services from the Employee. .
     NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Executive, intending to be legally bound, do hereby agree as follows:
AGREEMENT
     1. Change of Control Payments. As a consequence of the acquisition as of the Effective Date, the Company hereby acknowledges and agrees that (1) the Employee is entitled to, and the Employee shall be paid within thirty (30) days after the Effective Date, the Cash Bonus set forth in Section 4.3 of the Change of Control Plan, and (2) notwithstanding his agreement to resume employment on the revised terms hereunder, but because of such diminution in authority, duties and responsibility and in consideration of his agreement to continue to provide services, the Company (x) shall pay to Employee, within thirty (30) days after the Effective Date, the Termination Payment set forth in the first paragraph of Section 4.2.2 of the Change in Control Plan as if a Termination of Employment had occurred on the Effective Date, and (y) shall provide the benefits provided in the second paragraph of Section 4.2.2 from and after the date Employee’s employment pursuant to this Agreement is terminated, as if such date was the Date of Termination (as defined in the Change of Control Plan). Employee agrees that, except as otherwise provided herein, such payments shall be in full satisfaction of the Company’s obligations under Sections 4.2 and 4.3 of the Change of Control Plan and that Executive shall not be entitled to any further payment upon any subsequent Change of Control, Good Reason or Termination of Employment event.
     2. Employment. Effective on the Effective Date, the Company hereby employs the Employee as its General Counsel, and the Employee hereby accepts such employment and agrees to perform all duties and responsibilities as are set forth in the job description attached hereto as Exhibit A and as may be assigned to him from time to time by the Company’s Board of Directors. The Employee shall devote his full time, best efforts, knowledge, and experience in discharging his duties under this Agreement and shall act in conformity with and be bound by the written and oral policies of the Company and within the limits, budgets, business plans, and instructions established by the Company’s Board of Directors.
     3. Compensation.
          (a) Salary. Commencing on the Effective Date, the Company shall pay the Employee a salary at an annual rate of One Hundred Ninety Thousand Dollars ($190,000.00) (the “Base Salary”), subject to an annual merit increase in accordance with the Company’s current annual merit review process, or consistent with MEDRAD’s annual merit review process for its executives, if such a review actually occurs during the Term hereof, payable in accordance with the Company’s standard payroll schedule and policies, as in effect from time to time. The Company shall withhold from all payments that it makes pursuant to this Agreement as it determines to be required by applicable law.
          (b) Additional Benefits.
               (i) Welfare Benefits. The Employee shall be entitled to participate in all insurance and benefit plans available on a general basis to all other employees of the Company; provided, however, that the Company reserves the right, from time to time, to amend in any respect and to discontinue any such benefit plan.
                (ii) Vacation/Sick Days. The Employee shall be entitled to the number of paid holidays and paid vacation days in accordance with the Company’s existing holiday and vacation policy.
                (iii) Reimbursement of Expenses. During the term of the Employee’s employment hereunder, the Company shall reimburse the Employee for all reasonable out-of-pocket expenses incurred by the Employee in the lawful and ordinary course of the Company’s business and reported to the Company in accordance with its accounting procedures.

               (iv) Auto. During the Term hereof, the Company will continue to provide Employee automobile benefits consistent with the Company’s existing policy, or a comparable benefit through participation in Medrad’s automobile lease or allowance programs available to its executives.
               (v) Tax Preparation. During the Term hereof, the Company will continue to provide Employee tax preparation benefits consistent with the Company’s existing policy.
               (vi) Health Club Membership. During the term of Employee’s employment hereunder, the Company will continue to provide Employee health club membership benefits consistent with the Company’s existing policy.
               (vii) Deferred Compensation. During the term of Employee’s employment hereunder, the Company will continue to either: (a) maintain the Company’s existing deferred compensation plan and Employee’s participation and annual contribution level therein; or (b) if the Company is unable to maintain that plan, then Employee will be added to Medrad’s deferred compensation plan at a level consistent with how similarly situated Medrad executives participate, and provided participation in Medrad’s gainshare and 401(k) match programs consistent with Medrad’s policy for similarly situated executives.
          (c) Incentive Compensation. At the end of the Term, the Employee shall be entitled to receive as incentive compensation a bonus in the amount of Sixty Thousand Dollars ($60,000.00) (the “Incentive Bonus”) payable upon the achievement of such post-merger reasonable objective performance targets as may be established by the Company consistent with similar performance targets established by MEDRAD for its executives and payable within 30 business days after the relevant financial information becomes available for the period up to and including the end of the Term, but no later than 75 days following the end of the Term.
     4. Term and Disability.
          (a) Term. The Employee’s employment hereunder shall commence on the Effective Date and shall terminate on the six month anniversary of the Effective Date (the “Term”), unless sooner terminated pursuant to this Section 4. The Company shall have the right to automatically terminate this Agreement for Cause upon providing written notice to the Employee. For purposes of this Agreement, “Cause” means the occurrence of any one or more of the following events: (i) the commission by the Employee of an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or an Affiliate (including the willful unauthorized disclosure of confidential or proprietary material information of the Company or an Affiliate), (ii) a conviction of the Employee (or a plea of nolo contendere in lieu thereof) for a felony or a crime involving fraud, dishonesty or moral turpitude, (iii) willful failure of the Employee to follow the reasonable and lawful written directions of the President of the Company, Company management, or the Board of Directors, in the case of executive officers of the Company, other than directions requiring the Employee to permanently relocate his job location more than Fifty (50) miles from the Company facility at which the Employee presently performs his job, when such directions are consistent with the Employee’s customary duties and responsibilities and where such refusal has continued for more than 10 days following written notice; (iv) willful misconduct as an employee of the Company or an Affiliate which includes the Employee’s failure to adhere to Company’s ethical code of conduct; (v) gross negligence or willful failure of the Employee to render services to the Company or an Affiliate in accordance with his or her employment arrangement, which negligence or failure amounts to a material neglect of his or her duties to the Company or an Affiliate (except for such failure that results from physical or mental illness); (vi) recurring and regular use of drugs or alcohol or other substance such that Employee becomes significantly impaired in the performance of his or her duties; or (vii) material breach of this Agreement or any other written agreement Employee may have with the Company.
          (b) Total and Permanent Disability or Death. In the event of the death of the Employee, or the Employee’s Total and Permanent Disability (as determined by the Company’s Board of Directors in its sole discretion), this Agreement shall terminate without any further obligation of one party to the other except payment to the legal representative of the Employee of his compensation hereunder to the date of the Employee’s death or the date on which the President has determined that the Employee has suffered a Total and Permanent Disability. For purposes of this Agreement, the term “Total and Permanent Disability” shall mean a mental or physical disability, illness or incapacity of the Employee which renders the Employee unable to perform a substantial portion of his duties as an employee of the Company for a period of three (3) consecutive months or an aggregate period of four (4) months in any twelve (12) month period or that renders the Employee unable to earn a livelihood as an employee of a business comparable to the Company’s business, unless further time is required as a reasonable accommodation under federal or state law or regulation.
     5. Restrictive Covenants.
     5.1 Non-Competition. During the Employee’s employment with the Company and for a period of two (2) years following Employee’s termination of employment for any reason other than at the Company’s behest without Cause, the Employee shall not, directly or indirectly, engage in any business or activity, or render any services or provide any advice to, any Person which provides products or services substantially similar to those products and services manufactured, sold, distributed or provided by the Company and contemplated being provided by the Company during the term of the Employee’s employment with the Company, whether as an employee, consultant, partner, principal, agent, representative, stockholder, director or in any other capacity; provided, however, that Employee’s ownership of not more than 2% of the stock of any publicly traded corporation shall not be violation of this Section 5.1.
     5.2 Non-Solicitation. During the Employee’s employment with the Company and for a period of two (2) years following Employee’s termination of employment for any reason other than at the Company’s behest without Cause, the Employee shall not (except on the Company’s behalf), directly or indirectly, on his own behalf or on behalf of any other person, firm, partnership, corporation or other entity, (A) solicit or service the business of any of the Company’s clients, any of the Company’s former clients which were clients within twelve months prior to the termination of his employment or any of the prospective clients which were being actively solicited by the Company at the time of the termination of his employment, or (B) attempt to cause or induce any employee of the Company to leave the Company.
     5.3 Non-Disparagement. Employee agrees to refrain from making any statements or comments of a defamatory nature to any third party regarding the Company, the Business Unit or any of its officers, directors, employees, agents, representatives, affiliates, products or services.
     5.4 Acknowledgements. The Employee acknowledges and agrees that the restrictions set forth in this Section 5: (a) are critical and necessary to protect the Company’s legitimate business interests (including, without limitation, the protection of its confidential or proprietary information, its good will, and its relationship with its customers, clients, employees, and consultants); (b) are reasonably drawn to this end with respect to duration, scope and otherwise; (c) are not unduly burdensome or injurious to the public interest; (d) are supported by adequate consideration and (e) the terms and provisions of this Section 5 shall inure to the benefit of the Successor in Interest.
     5.5 Injunctive Relief. The Employee acknowledges and agrees that the Company will have no adequate remedy at law, and would be irreparably harmed, if the Employee breaches or threatens to breach any of the provisions of Section 5.1, 5.2 or 5.3. The Employee agrees that the Company shall be entitled to equitable and/or injunctive relief to prevent any breach or threatened breach of such Sections, and to specific performance of each of the terms of such Sections in addition to any other legal or equitable remedies that the Company may have. The Employee further agrees that the Employee shall not, in any equity proceeding relating to the enforcement of the terms of such Sections, raise the defense that the Company has an adequate remedy at law. The Employee acknowledges and agrees that the restricted periods set forth above in Section 5.1 shall be tolled during any period in which the Employee is in violation of such Section(s) so that the Company is provided with the full benefit of the restricted period. During the period that the Employee is in violation of any covenant under this Section 5, the Company shall not be required to continue making any payment that the Employee is entitled to hereunder until such violation has been remedied.
     5.6 Special Severability. The terms and provisions of this Section 5 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. It is the intention of the parties to this Agreement that the potential restrictions on the Employee’s future employment imposed by this Section 5 be reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction shall find any provisions of this Section 5 unreasonable in duration, geographic scope or otherwise, the Employee and the Company agree that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

     6. Confidential Information; Employee Work.
     (a) Certain Definitions. As used in this Agreement the following terms have the following meanings:
     “Affiliate” means any corporation, partnership, limited liability company or partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.
     “Confidential Information” means all information concerning or related to the business, operations, financial condition or prospects of the Company or any of its Affiliates, regardless of the form in which such information appears and whether or not such information has been reduced to a tangible form, and specifically includes (i) all information regarding the officers, directors, employees, equity holders, customers, suppliers, distributors, sales representatives and licensees of the Company and its Affiliates, in each case whether past, present or prospective, including sales and pricing information and procedures, customer lists, and business and marketing plans; (ii) all inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas, system designs, program materials (including source and object code and system and user documentation), operating processes, equipment design, product specifications, and know-how of the Company and its Affiliates and (iii) all financial statements, audit reports, budgets and business plans or forecasts of the Company and its Affiliates; provided, that Confidential Information does not include (A) information which is or becomes generally known to the public through no act or omission of the Employee and (B) information which has been or hereafter is lawfully obtained by the Employee from a source other than the Company or any of its Affiliates (or their respective officers, directors, employees, equity holders or agents) so long as, in the case of information obtained from a third party, such third party was or is not, directly or indirectly, subject to an obligation of confidentiality owed to the Company or any of its Affiliates at the time such Confidential Information was or is disclosed to the Employee.
     “Employee Work” means all written and graphic materials, computer software, inventions, discoveries and improvements authored, prepared, conceived or made by the Employee during the term of his employment with the Company and which are related to the business of the Company.
     (b) Confidential Information.
               (i) Except as provided in clause (ii) below, the Employee will not disclose or use for the Employee’s benefit any Confidential Information.

               (ii) Notwithstanding clause (i) above, the Employee shall be permitted to disclose Confidential Information to the extent, but only to the extent, (1) reasonably necessary to perform the duties hereunder or (2) required by law; provided, that prior to making any disclosure of Confidential Information required by law, the Employee will notify the Company of the Employee’s intent to make the disclosure, and the Company will have the right to participate with the Employee in determining the amount and type of Confidential Information, if any, which must be disclosed in order to comply with applicable law.
               (iii) Promptly after termination of the Employee’s employment with the Company for any reason, the Employee or his/her personal representative will return to the Company any Confidential Information which is in tangible form and which is then in the Employee’s possession.
     (c) Employee Work. All Employee Work is the sole property of the Company and, to the extent applicable, is “work made for hire” under and as defined in the Copyright Act of 1976, 17 U.S.C. §1 et seq. The Employee will promptly disclose to the Company all Employee Work and will execute all such documents and instruments as the Company may reasonably determine are necessary or desirable in order to give effect to the preceding sentence or to preserve, protect or enforce the Company’s rights with respect to any Employee Work.
     (d) Cessation of Payments. Without limiting the Company’s rights and remedies hereunder, at law or in equity, the Employee acknowledges and agrees that the right of the Employee to receive and retain any payments otherwise due will be suspended and cancelled if and for so long as the Employee is in breach of any provision of this Section 6. If and when the Employee has cured any such breach and has tendered to the Company any and all economic benefits directly or indirectly received or receivable by the Employee arising therefrom, such right will automatically be reinstated, but only for the remainder of the period, if any, during which such payments are due.
     (e) Employee Affirmation. The Employee acknowledges and agrees that the restrictions set forth in this Section (i) are critical and necessary to protect the Company’s legitimate business interests (including, without limitation, the protection of its confidential or proprietary information, its good will, and its relationship with its customers, clients, employees, and consultants), (ii) are reasonably drawn to this end with respect to duration, scope and otherwise, (iii) are not unduly burdensome or injurious to the public interest, (iv) are supported by adequate consideration and (v) shall inure to the benefit of the Company and its successors and assigns.
     (f) Survival. The provisions of this Section 6 will survive any termination of this Agreement. If the Employee violates any of the restrictions set forth in this Section 6, the duration of the restrictions shall be extended for a period of time equal to the period of time in which the Employee has been in violation.
     (g) Damages. The Employee hereby acknowledges and agrees that the claim for the payment of any damages for breach of the provisions herein contained shall not preclude the Company from seeking injunctive or such other forms of relief as may be obtained in a court of law or equity, and that the Company, in lieu of or in addition to the remedy of damages, may seek injunctive relief prohibiting the Employee from breaching the provisions of this Agreement.
     7. Dispute Resolution. Any disagreement or claim (other than a claim for injunctive relief for violation of Sections 5 or 6 hereof) arising out of or relating to this Agreement (a “Dispute”), or the breach thereof, or its termination shall be finally settled by arbitration in Minneapolis, Minnesota pursuant to the rules of the American Arbitration Association regarding employment disputes. In such instances, it is agreed that the Dispute shall be submitted to final and binding arbitration by one arbitrator; provided, however, that either party may request that there be three (3) arbitrators, in which case each party shall select one (1) arbitrator, and the two (2) arbitrators so selected shall select a third. The Employee hereby irrevocably consents to the jurisdiction of the state and federal courts located in the State of Minnesota for the purposes of deciding any claim seeking injunctive relief for any alleged violation of Sections 5 or 6 hereof, and agrees that any judgment rendered by such courts against the Employee may be entered or executed in any court of competent jurisdiction for enforcement purposes.
     8. Return of Company Property. Promptly after termination of the Employee’s employment hereunder for any reason, the Employee or his personal representative shall return to the Company all property of the Company then in his possession, including without limitation papers, documents, computer disks, s, credit cards and Confidential Information, and shall neither make nor retain copies of the same.
     9. Notice. All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other parties or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Employee:	To the Company:

Possis Medical, Inc.
Attn: Director of Corporate Services
9055 Evergreen Boulevard NW
Minneapolis, MN 55433

With a cc to:
MEDRAD, INC.
100 Global View Drive
Warrendale, PA 15086
Attn: General Counsel
or to such other address as any party shall have furnished to the others in writing in accordance herewith. Notices and communications shall be effective when actually received by the addressee.

     10. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
     11. Miscellaneous. The validity or enforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. This Agreement embodies the entire Agreement between the parties hereto and supersedes any and all prior or contemporaneous, oral or written understandings, negotiations, or communications on behalf of such parties. This Agreement may be executed in several counterparts, each of which shall be deemed original, but all of which together shall constitute one and the same instrument. This Agreement may be delivered by telefax, and such telefax copy shall be as effective as delivery of a manually executed counterpart. The waiver by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation hereof. This Agreement is executed in and shall be governed by and construed in accordance with the laws of Minnesota without giving effect to any conflict of laws provision. This Agreement shall be amended only by written agreement of both parties hereto. This Agreement shall inure to the benefit of the Company and its successors and assigns. The parties waive the application of any law, regulation, holding or rule of construction providing that ambiguities in the Agreement will be construed against the party drafting such agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual agreement, and this Agreement shall not be deemed to have been prepared by any single party.
     12. Effectiveness. This Agreement shall become effective on the Effective Date. To the extent that the Agreement and Plan of Merger is terminated and the Acceptance Date (as defined in the Agreement and Plan of Merger) does not occur, the Employee shall have no rights under this Agreement and this Agreement shall be void and of no effect.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first written above.

Employee	POSSIS MEDICAL, INC.

/s/ IRVING R. COLACCI	By:	/s/ ROBERT G. DUTCHER

Employee’s Name	Name:	Robert G. Dutcher
	Title:	Chairman, President and Chief Executive Officer

WITNESS:

/s/ KRAIG McEWEN